Exhibit 23.3

Consent of Independent Auditors

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3 No. 333-159673) and related Prospectus of GHL Acquisition Corp. for the registration of $200,000,000 of its common stock, preferred stock and debt securities and to the incorporation by reference therein of our report dated February 23, 2009, except for Note 2, as to which the date is August 26, 2009, with respect to the consolidated financial statements of Iridium Holdings LLC as of December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008, included in GHL Acquisition Corp.’s Preliminary Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on August 26, 2009.

/s/ Ernst & Young LLP
McLean, Virginia
August 26, 2009